
WOODSIDE
AUSTRALIAN ENERGY

26 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



03050928

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to error in emissions data, lodged with the Australian Stock Exchange on 26 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No 1 Adelaide Terrace, Perth, Western Australia, 6000



AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 26 March 2003
4:30pm (WST)

ERROR IN EMISSIONS DATA

Woodside Energy Ltd., operator of the North West Shelf Venture, advises that a review of data at its Onshore Gas Plant at Karratha in Western Australia has identified an error in calculating emissions of oxides of nitrogen (NOx).

The North West Shelf Venture's Chief Executive, Steve Ollerearnshaw, said the error had not affected the concentration of oxides of nitrogen which were regularly measured in gas turbine exhausts stacks, and that the Onshore Gas Plant continued to comply with licence conditions.

Oxides of nitrogen are produced at the Onshore Gas Plant at Karratha as part of the LNG and domestic gas production processes. NOx is formed through the combustion of hydrocarbon and air in gas turbines and furnaces.

Measured ground level concentrations of NOx in the local townships of Karratha and Dampier are within the national health standards.

Levels of oxides of nitrogen at the Onshore Gas Plant remain at least 10 times below occupational health exposure standards.

Mr Ollerearnshaw said the error emanated from incorrect calculations on the flow rate of exhaust gas. It has meant that the mass of oxides of nitrogen should have been about 11,000 tonnes a year, not 6,000 tonnes as previously reported.

Woodside has advised Government authorities of the error.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592